

JUL 2007
209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



07007056

SEC FILE NUMBER
8- 16538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/06 (MM/DD/YY) AND ENDING 4/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wadsworth Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 CHURCH STREET
(No. and Street)

WALLINGFORD (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM F. WADSWORTH, SR. (203) 269-9730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, MASCOLA & PHILLIPS, LLC
(Name – *if individual, state last, first, middle name*)

1062 BARNES ROAD; SUITE 203 (Address) WALLINGFORD (City) CT (State) 06492 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F. WADSWORTH, SR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WADSWORTH INVESTMENT CO., INC., as of APRIL 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

MICHELE V. MACIEJKO
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVIS. MASCOLA & PHILLIPS. LLC.
Certified Public Accountants

1062 Barnes Rd., Ste. 203, Wallingford, CT 06492
Phone: (203) 265-0488 Fax: (203) 284-9486

1253 Berlin Turnpike, Berlin, CT 06037
Phone: (860) 828-8822 Fax: (860) 828-1095

William F. Wadsworth
Wadsworth Investment Company, Inc.
Wallingford, Connecticut

Independent Auditor's Report

We have audited the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Statement of Cash Flows, and Reconciliation of Computation of Net Capital of Wadsworth Investment Company, Inc. as of April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the financial statements included in the FOCUS REPORT were prepared in conformity with the accounting practices prescribed by the Securities and Exchange Commission, which is the same as accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc. as of April 30, 2007, and the Computation of Net Capital, Computation of Net Capital Requirement, Statement of Income (Loss), Statement of Changes in Ownership Equity, Statement of Cash Flows, and the Reconciliation of Computation of Net Capital for the year then ended on the basis of accounting described in Note 1.

Davis, Mascola & Phillips, LLC

June 21, 2007

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER
WADSWORTH INVESTMENT COMPANY, INC. [13]

SEC FILE NO. [14]

FIRM I.D. NO.
5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
879 CHURCH STREET [20]
(No. and Street)

WALLINGFORD [21] CT [22] 06492 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
5/1/06 [24]

AND ENDING (MM/DD/YY)
4/30/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM F WADSWORTH, SR. [30]

(Area Code) — Telephone No.
(203) 269-9730 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of June 2007

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DAVIS, MASCOLA & PHILLIPS, LLC [70]

ADDRESS

Number and Street	City	State	Zip Code
1062 BARNES RD. STE 203 [71]	WALLINGFORD [72]	CT [73]	06492 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WADSWORTH INVESTMENT COMPANY, INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/07 [99]
SEC FILE NO. [98]
Consolidated [X] [198]
Unconsolidated [ ] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 46,421 [200]		$ 46,421 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	6,278 [355]	[600]	6,278 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	548,444 [424]		
E. Spot commodities	[430]		548,444 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	19,748 [535]	8,100 [735]	27,848 [930]
12. TOTAL ASSETS	$ 620,891 [540]	$ 8,100 [740]	$ 628,991 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 4/30/07

WADSWORTH INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	83,333 [1205]	[1385]	83,333 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 83,333 [1230]	$ [1450]	$ 83,333 [1760]

Ownership Equity		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		534,658 [1794]
E. Total		545,658 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 545,658 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 628,991 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WADSWORTH INVESTMENT COMPANY, INC. — as of 4/30/07

COMPUTATION OF NET CAPITAL

Line	Item	Code	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition				$ 545,658	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				545,658	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 8,100	3540		
	B. Secured demand note delinquency			3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
	D. Other deductions and/or charges			3610	(8,100)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20	$ 537,558	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		$	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities	18		3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities	30	40,881	3734		
	D. Undue Concentration			3650		
	E. Other (List)			3736	(40,881)	3740
10.	Net Capital				$ 496,677	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WADSWORTH INVESTMENT COMPANY, INC. — as of 4/30/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)		$ 5,558	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 5,558	3760
14.	Excess net capital (line 10 less 13)		$ 491,119	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 488,344	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$ 83,333	3790
17.	Add:					
	A. Drafts for immediate credit	21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		$	3810		
	C. Other unrecorded amounts (List)		$	3820	$	3830
18.	Total aggregate indebtedness				$ 83,333	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				% 16.78	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$ NOT APPLICABLE	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23.	Net capital requirement (greater of line 21 or 22)		$	3760
24.	Excess capital (line 10 less 23)		$	3910
25.	Net capital in excess of the greater of:			
	A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WADSWORTH INVESTMENT COMPANY, INC.

For the period (MMDDYY) from 5/1/06 [3932] to 4/30/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 8,677	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		8,677	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		18,758	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		1,325,248	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		31,109	3995
9. Total revenue		$ 1,383,792	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		717,345	4120
11. Other employee compensation and benefits		21,560	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		5,285	4195
15. Other expenses		432,323	4100
16. Total expenses		$ 1,176,513	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 207,279	4210
18. Provision for Federal income taxes (for parent only)		48,491	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 158,788	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WADSWORTH INVESTMENT COMPANY, INC.

For the period (MMDDYY) from 5/1/06 to 4/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 386,870	4240
A. Net income (loss)			158,788	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 545,658	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ NOT APPLICABLE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WADSWORTH INVESTMENT COMPANY, INC. as of 4/30/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 CANTELLA [4335] X [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2007

OPERATING ACTIVITIES:	
Net income/(loss)	$ 158,788
Adjustments to reconcile net gain to net cash provided by operating activities:	
Gain on securities	(18,756)
Unrealized gain on securities	(6,196)
Increase in prepaid expenses	(19,748)
Increase in receivables	(6,278)
Increase in accrued liabilities	60,676
Net cash used in operating activities	168,486
INVESTING ACTIVITIES:	
Proceeds from sale of securities	1,360,262
Purchases of securities	(1,385,159)
Net cash used in investing activities	(24,897)
Decrease in cash and cash equivalents	143,589
Cash and cash equivalents at beginning of year	78,226
Cash and cash equivalents at end of year	$ 221,815

SUPPLEMENTAL DISCLOSURES:
Interest paid: None
Income taxes paid: Federal - $48,491; State $14,017

See accompanying notes and auditor's report.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2007

Net capital per audit report			$ 496,677
Net capital per 5th quarterly report			526,408
Difference			($ 29,731)

The differences were the result of the following corrections:

Line 1.	Total ownership equity.		($ 31,189)
	Differences created by adjustment for:		
	Revenue	(129,372)	
	Expenses	98,183	
		($ 31,189)	
Line 6A.	Deductions and/or charges Total non-allowable assets		(4,529)
Line 9C4.	Haircuts on securities		5,987
			($ 29,731)

There were no material differences in net capital.

There were no material inadequacies found to exist, or found to have existed, since the date of the previous audit.

See accompanying notes and auditor's report.

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Wallingford, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 - 7 years. The current year depreciation expense is $0. Equipment book value is summarized as follows:

Equipment	$ 7,578
Accumulated depreciation	(7,578)
Net book value	$ 0

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued and outstanding at April 30, 2007.

h) Bad Debts

The Company uses the direct writeoff method to record bad debts. As a result, the Company does not maintain an allowance for bad debts.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by Wadsworth Family, LLC (WF, LLC). William F. Wadsworth, Sr. (President of Wadsworth Investment Company, Inc.), owns twenty (20%) percent of WF,LLC, and is the managing member of WF, LLC. WF, LLC also owns a majority interest in W&W Properties, LLC and William F. Wadsworth, LP. William F. Wadsworth, LP owns a majority interest in Portfolio Timing Services (PTS). William F. Wadsworth, Sr. also owns an interest in Wadsworth Financial Group, Inc. WF, LLC also owns an interest in Deca One, LLC.

Many of the clients of Wadsworth Investment Company, Inc. (the Company) are also clients of PTS. Each entity receives commissions or fees from clients for the services they provide. The Company and PTS do not receive payment from each other but they do share some limited administrative expenses. Deca One, LLC is also a client of the Company and the Company received $20,000 in commissions related to investments. Wadsworth Financial Group, Inc, W&W Properties, LLC and William F. Wadsworth, LP did not have any intercompany transactions with the Company.

3. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

3. INCOME TAXES (CONTINUED)

Income taxes currently due are composed of the following:

Federal	$ 48,491
State	$ 14,017

4. CONTINGENT LIABILITY

The Company has been audited by the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and the Connecticut Banking Commission. As of the year ended April 30, 2007, the SEC has issued a deficiency letter. Management has responded to the SEC letter and believes it has changed policy to comply with the SEC requirements. The NASD and the Connecticut Banking Commission have not issued deficiency letters as of the date of this report. If the Company receives a deficiency letter from either regulatory agency, it will respond as promptly as possible. Management believes it has complied with all of the requirements of the SEC and plans to comply with any recommendations issued by the NASD or the Connecticut Banking Commission. The regulatory agencies have not concluded their examinations as of the date of these financial statements.

END